THAICOM
THAICOM PUBLIC COMPANY LIMITED
THAICOM Public Company Limited
(Company Registration No.0107536000897)
41/103 Rattanathibet Rd., Nonthaburi 11000, THAILAND
Tel. (66) 2591-0736 to 49, 2596 5060, Fax. (66) 2591-0705
www.thaicom.net, www.lpstar.com

[redacted]

Ref. No. TC 294/2008

September 5, 2008

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of ~~Thaicom Public Company Limited~~ Shin Satellite Public Co Ltd

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2 (b)(1)(iii) and on behalf of Thaicom Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, TC-CP 059/2008 and TC-CP 060/2008**

  Subject: 1. Notification of Acquisition of additional ordinary shares in N.T.U. (Thailand) Limited by the Company's Subsidiary.
  2. Report on the results of the exercise of warrants (ESOP Grant III, IV and V) in August 2008

  Date: 1. August 29, 2008
  2. September 1, 2008

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Corporate Communications by fax at (662) 591-0724 attention Ms. Tanyapas Chuaychoo.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 596-5072 or by emailing tanyapasc@thaicom.net

Thank you for your attention in this matter.

Faithfully yours,

Mr. Tanadit Charoenchan
Executive Vice President – Finance and Accounting
Thaicom Plc.
Enclosure

dlw 10/17

Summary Translation Letter
To the Stock Exchange of Thailand
August 29th, 2008

TC-CP 059/2008

August 29, 2008

Re: Notification of Acquisition of additional ordinary shares in N.T.U. (Thailand) Limited by the Company's Subsidiary.

To: The President
The Stock Exchange of Thailand.

THAICOM Public Company Limited, (the "Company") would like to inform you that DTV Service Company Limited (DTV), the Company's wholly-owned subsidiary, has purchased the additional ordinary shares in N.T.U. (Thailand) Limited (NTU) from Shin Corporation Public Company Limited (SHIN) which holds 41.44% shares in the Company. The details are as follows:

Date of Transaction — August 29, 2008

Parties Involved — Purchaser : DTV Service Company Limited.

Seller : Shin Corporation Public Company Limited.

General details of the Transaction — DTV, the Company's wholly-owned subsidiary, has purchased the additional ordinary shares of NTU from SHIN.

This transaction is considered to be a connected transaction since it is entered into with the Company's major shareholders. However, the size of the transaction is only 0.0009% of Net Tangible Assets (NTA), less than 0.03 of NTA. The Company, therefore, is required to report the transaction to the Stock Exchange of Thailand.

Details of the Assets Purchased

Company's Name — N.T.U. (Thailand) Limited.

Nature of Business — Rendering service of Training Programs, seminar, and learning center.

Registered Capital — 120,000 shares at par value of Baht 100 per share, totaling Baht 12,000,000.

Paid-up Capital — 120,000 shares with paid up Baht 62.50 per share, totaling Baht 7,500,000.

Number of Shares Purchased — 19,999 shares representing 16.67% of the paid-up capital.

Purchase Price — Baht 7 per share, totaling Baht 139,993.

Portion of Shareholding before the Transaction — DTV holds 71.85% shares in NTU.

Portion of Shareholding after the Transaction — DTV holds 88.52% shares in NTU.

Name of Directors of NTU	1. Dr. Dumrong Kasemset 2. Mr. Tanadit Charoenchan 3. Ms. Doris Gold Wiboonsin 4. Ms. Kejvalee Likitnuluck 5. Mr. Salin Pinkayan
Shareholding Structure before the Transaction	1. DTV Service Company Limited 71.85% 2. Shin Corporation Public Company Limited 16.67% 3. Other shareholders 11.48%
Shareholding Structure after the Transaction	1. DTV Service Company Limited 88.52% 2. Other shareholders 11.48%
The Value of Asset Acquisition	Net Book value of NTU as of June 30, 2008 amounting to Baht 219,444
The Basis used to Determine the Value of Consideration	The price is based on a price to book ratio at the ratio of 3.82 which is the same ratio previously used in the purchase from other shareholders.

Summary Translation Letter
To the Stock Exchange of Thailand
September 5, 2008

TC-CP 060/2008

September 1, 2008

Subject: Report on the results of the exercise of warrants (ESOP Grant III, IV and V) in August 2008.

To: The President
The Stock Exchange of Thailand

THAICOM Public Company Limited (the "Company") issued and offered warrants to purchase the Company's ordinary shares ("Warrants") to directors and employees of the Company. The details of Warrants now are as follows;

Details of ESOP	Grant III	Grant IV	Grant V
The number of warrants (units)	5,894,200	7,562,100	10,033,800
Issuing Date	May 31, 2004	May 31, 2005	May 31, 2006
Exercise Price (Baht/Share)	13.913	16.441	11.87
Exercise Ratio (warrant : ordinary share)	1:1.02245		1:1
Maturity of Warrants	5 years from the issuing date		

The Company would like to report the results of the exercise of warrant to purchase the Company's ordinary shares to directors and employees of the Company (ESOP Grant III, IV and V) in August 2008, as follows;

Outstanding of ESOP	Grant III	Grant IV	Grant V
No. of exercised warrants in this month (units)	-	-	-
No. of remaining unexercised warrants (units)	5,894,200	7,562,100	10,033,800
No. of shares derived from this exercise (shares)	-	-	-
No. of remaining shares reserved for warrants (shares)	6,026,200	7,732,100	10,058,800

THAICOM
THAICOM PUBLIC COMPANY LIMITED

THAICOM Public Company Limited
(Company Registration No.0107536000897)
41/103 Rattanathibet Rd., Nonthaburi 11000, THAILAND
Tel. (66) 2591-0736 to 49, 2596 5060, Fax. (66) 2591-0705
www.thaicom.net, www.ipstar.com

Ref. No. TC 349/2008

October 3, 2008

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Thaicom Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2 (b)(1)(iii) and on behalf of Thaicom Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, TC-CP 069/2008**

  Subject: Report on the results of the exercise of warrants (ESOP Grant III, IV and V) in September 2008

  Date: October 1, 2008

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Corporate Communications by fax at (662) 591-0724 attention Ms. Tanyapas Chuaychoo.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 596-5072 or by emailing tanyapasc@thaicom.net

Thank you for your attention in this matter.

Faithfully yours,

Mr. Tanadit Charoenchan
Executive Vice President – Finance and Accounting
Thaicom Plc.
Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
October 3, 2008

TC-CP 069/2008

October 1, 2008

Subject: Report on the results of the exercise of warrants (ESOP Grant III, IV and V) in September 2008.

To: The President
The Stock Exchange of Thailand

THAICOM Public Company Limited (the "Company") issued and offered warrants to purchase the Company's ordinary shares ("Warrants") to directors and employees of the Company. The details of Warrants now are as follows;

Details of ESOP	**Grant III**	**Grant IV**	**Grant V**
The number of warrants (units)	5,894,200	7,562,100	10,033,800
Issuing Date	May 31, 2004	May 31, 2005	May 31, 2006
Exercise Price (Baht/Share)	13.913	16.441	11.87
Exercise Ratio (warrant : ordinary share)	1:1.02245		1:1
Maturity of Warrants	5 years from the issuing date		

The Company would like to report the results of the exercise of warrant to purchase the Company's ordinary shares to directors and employees of the Company (ESOP Grant III, IV and V) in September 2008, as follows;

Outstanding of ESOP	**Grant III**	**Grant IV**	**Grant V**
No. of exercised warrants in this month (units)	-	-	-
No. of remaining unexercised warrants (units)	5,894,200	7,562,100	10,033,800
No. of shares derived from this exercise (shares)	-	-	-
No. of remaining shares reserved for warrants (shares)	6,026,200	7,732,100	10,058,800

END